UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G6333L 101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L 101

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 945,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 945,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6333L 101

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I G.P., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 945,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 945,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G6333L 101

1	NAMES OF REPORTING PERSONS Pivotal bioVenture Partners Fund I U.G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 945,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 945,085

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Iterum Therapeutics plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”)

Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”)

Pivotal bioVenture Partners Fund I U.G.P., Ltd. (the “Ultimate General Partner”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

501 Second Street, Suite 200

San Francisco, CA 94107

Item 2(c).	Citizenship:

Pivotal is a Cayman Islands exempted limited partnership

Pivotal GP is a Cayman Islands exempted limited partnership

The Ultimate General Partner is a Cayman Islands exempted company

Item 2(d).	Title of Class of Securities:

Ordinary Shares, $0.01 par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G6333L 101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G/A. The ownership percentages reported are based on 81,149,910 outstanding shares of Ordinary Shares, as reported in the Issuer’s prospectus supplement filed on Febrary 3, 2021.

Pivotal directly holds 945,085 Ordinary Shares. Pivotal GP is the general partner of Pivotal, and may be deemed to beneficially own the securities held by Pivotal. The Ultimate General Partner is the general partner of Pivotal GP and may be deemed to beneficially own the securities directly held by Pivotal.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2021

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.
Its General Partner,

	By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD.
Its General Partner,

	By:	/s/ Robert Hopfner
	Name:	Robert Hopfner
	Title:	Authorized Signatory

PIVOTAL BIOVENTURE PARNTERS FUND I G.P., L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD
Its General Partner,

	By:	/s/ Robert Hopfner
	Name:	Robert Hopfner
	Title:	Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD

By:	/s/ Robert Hopfner
Name:	Robert Hopfner
Title:	Authorized Signatory